Filed by Digital Realty Trust, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rules 14a-12 and 14d-2

under the Securities Exchange Act of 1934

Subject Company: InterXion Holding N.V.

(Commission File No. 001-35053)

Four Embarcadero Center, Suite 3200 San Francisco, CA 94111 TEL: (415) 738-6500 FAX: (415) 738-6501 www.digitalrealty.com

Digital Realty Raises Quarterly Cash Dividend for Common Stock

by 4% to $1.12 per Share

San Francisco, CA – February 27, 2020 – Digital Realty (NYSE: DLR), a leading global provider of data center, colocation and interconnection solutions, announced today that its board of directors has authorized quarterly cash dividends for common and preferred stock for the first quarter of 2020.

“Our board of directors has approved a 4% increase in our quarterly common stock cash dividend to $1.12 per share, reflecting confidence in the underlying strength of our business,” commented Andrew P. Power, Chief Financial Officer. “This marks the 15th consecutive year we have grown our dividend, and we are pleased to be among a select group of REITs to have raised the dividend each and every year since our initial public offering in 2004.”

Common Stock

Digital Realty’s board of directors authorized a cash dividend of $1.12 per share to common stockholders of record as of the close of business on March 17, 2020. The common stock cash dividend will be paid on March 31, 2020.

Series C Cumulative Redeemable Perpetual Preferred Stock

The company’s board of directors authorized a cash dividend of $0.414063 per share to holders of record of the company’s 6.625% Series C Cumulative Redeemable Perpetual Preferred Stock as of the close of business on March 17, 2020. The Series C Cumulative Redeemable Perpetual Preferred Stock cash dividend will be paid on March 31, 2020.

Series G Cumulative Redeemable Preferred Stock

The company’s board of directors authorized a cash dividend of $0.367188 per share to holders of record of the company’s 5.875% Series G Cumulative Redeemable Preferred Stock as of the close of business on March 17, 2020. The Series G Cumulative Redeemable Preferred Stock cash dividend will be paid on March 31, 2020.

Series I Cumulative Redeemable Preferred Stock

The company’s board of directors authorized a cash dividend of $0.396875 per share to holders of record of the company’s 6.350% Series I Cumulative Redeemable Preferred Stock as of the close of business on March 17, 2020. The Series I Cumulative Redeemable Preferred Stock cash dividend will be paid on March 31, 2020.

Series J Cumulative Redeemable Preferred Stock

The company’s board of directors authorized a cash dividend of $0.328125 per share to holders of record of the company’s 5.250% Series J Cumulative Redeemable Preferred Stock as of the close of business on March 17, 2020. The Series J Cumulative Redeemable Preferred Stock cash dividend will be paid on March 31, 2020.

Series K Cumulative Redeemable Preferred Stock

The company’s board of directors authorized a cash dividend of $0.365625 per share to holders of record of the company’s 5.850% Series K Cumulative Redeemable Preferred Stock as of the close of business on March 17, 2020. The Series K Cumulative Redeemable Preferred Stock cash dividend will be paid on March 31, 2020.

Series L Cumulative Redeemable Preferred Stock

The company’s board of directors authorized a cash dividend of $0.325000 per share to holders of record of the company’s 5.200% Series L Cumulative Redeemable Preferred Stock as of the close of business on March 17, 2020. The Series L Cumulative Redeemable Preferred Stock cash dividend will be paid on March 31, 2020.

For Additional Information

Andrew P. Power

Chief Financial Officer

Digital Realty

(415) 738-6500

Investor Relations

John J. Stewart

Digital Realty

(415) 738-6500

investorrelations@digitalrealty.com

About Digital Realty

Digital Realty supports the data center, colocation and interconnection strategies of customers across the Americas, EMEA and APAC, ranging from cloud and information technology services, communications and social networking to financial services, manufacturing, energy, healthcare and consumer products. To learn more about Digital Realty, please visit digitalrealty.com or follow us on LinkedIn and Twitter.

Safe Harbor Statement

This press release contains forward-looking statements which are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially, including statements related to the amount and timing of expected payment of dividends on our common stock and preferred stock, and statements related to our financial performance and dividend policy. For a list and description of such risks and uncertainties, see the reports and other filings by the company with the U.S. Securities and Exchange Commission. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Additional Information and Where to Find It

On December 6, 2019, Digital Realty Trust, Inc. (“DLR”) filed a Registration Statement on Form S-4 in connection with the transactions contemplated by the Purchase Agreement, dated as of October 29, 2019, as amended, among DLR, InterXion Holding N.V. (“InterXion”) and the other parties thereto, which included a proxy statement/prospectus. This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on January 27, 2020. DLR has mailed a definitive proxy statement/prospectus to shareholders of DLR and DLR’s subsidiary filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC on January 29, 2020. InterXion filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer on January 29, 2020. The solicitation and offer to purchase the ordinary shares of InterXion will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or InterXion may file with the SEC and send to DLR’s stockholders or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF DLR AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INTERXION WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DLR, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors can obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and InterXion with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.

Participants in the Solicitation

DLR, InterXion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s stockholders and InterXion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of InterXion and their ownership of InterXion ordinary shares is set forth in InterXion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests is set forth in the Registration Statement and proxy statement/prospectus and other materials as filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.